Exhibit 99.1

Shay Evron, CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

METALINK REPORTS 2013 FULL YEAR RESULTS

Tel-Aviv, Israel, February 6, 2014 - Metalink Ltd. (OTCQB: MTLK), today announced its unaudited financial results for the year ended December 31, 2013.

FINANCIAL RESULTS

Financial Highlights for the year 2013: There were no revenues in the year ended December 31, 2013 compared to $1,646,000 in the year ended December 31, 2012; Net loss for year ended December 31, 2013 was $305,000, or $0.11 per share, compared to net profit of $338,000, or $0.13 per share, for the year ended December 31, 2012.

Financial Income, Net: For the year ended December 31, 2013 was $18,000, compared to $36,000 financial income, for the year ended December 31, 2012.

Cash Status: Metalink’s cash and cash equivalents, as of December 31, 2013 were $4.8 million.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.

SAFE HARBOR STATEMENT

This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: absence of significant operations following the Lantiq transaction; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

(TABLES FOLLOW)

METALINK LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	December 31,	December 31,
	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$4,801	$5,378
Government institutions	5	26
Prepaid expenses	1	2
Inventories	112	112
Total current assets	4,919	5,518

Property and equipment, net	2	5
Total assets	$4,921	$5,523

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$-	$1
Other payables and current liabilities	284	310
Total current liabilities	284	311

Shareholders' equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares - authorized, 2,780,707 shares - issued and 2,690,857 shares - outstanding as of December 31, 2013 and December 31, 2012)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,379)	(143,804)
	14,522	15,097

Treasury stock, at cost; 89,850 as of
December 31, 2013 and December 31, 2012	(9,885)	(9,885)
Total shareholders' equity	4,637	5,212
Total liabilities and shareholders' equity	$4,921	$5,523

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year ended December 31,
	2013	2012
Revenues	$-	$1,646

Costs of revenues	15	595

Gross profit (loss)	(15)	1,051

Sales and marketing	-	305

General and administrative	308	427

Other expenses	-	17

Operating profit (loss)	(323)	302

Financial income, net	18	36

Net profit (loss)	$(305)	$338

Per share data-

Basic and Diluted earnings (loss)	$(0.11)	$0.13

Shares used in computing earnings (loss) per ordinary share:

Basic and Diluted	2,690,857	2,690,857

METALINK LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Number of	Number of		Additional	Treasury
	Outstanding	treasury	Share	paid-in	Stock	Accumulated
	Shares(*)	shares	Capital	capital	(at cost)	deficit	Total
Balance at
December 31, 2011	2,780,707	89,850	$790	$158,111	$(9,885)	$(144,142)	$4,874
Changes during 2012:
Net income for the year	-	-	-	-	-	338	338
Balance at
December 31, 2012	2,780,707	89,850	$790	$158,111	$(9,885)	$(143,804)	$5,212

Changes during 2013:
Dividend paid						(270)	(270)
Net income for the year	-	-	-	-	-	(305)	(305)
Balance at
December 31, 2013	2,780,707	89,850	$790	$158,111	$(9,885)	$(144,379)	$4,637